CEMEX, S.A.B. de C.V.
Av. Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León
México 66265

                      September 17, 2010

VIA FEDERAL EXPRESS AND EDGAR
Ms. Pamela Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	CEMEX, S.A.B. de C.V. (File No. 001-14946)
Form 20-F for the Fiscal Year Ended December 31, 2009

Dear Ms. Long:

We have received your letter of August 9, 2010, and thank you for your comments to our 2009 Annual Report on Form 20-F.  Your letter requests us to inform you as to when we will provide a response to your comments.  As discussed with Jessica Kane of the Staff, we are in the process of considering your comments and preparing our response.  However, given the difficulty in analyzing and compiling the requested Guide 7 information for a multi-national company as large as ours, we currently expect that we will be able to provide an initial response no later than September 30, 2010.  While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

If you have any questions or require additional information, please contact Robert M. Chilstrom at (212) 735-2588 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, or the undersigned at (212) 317-6015.

Very truly yours,

/s/ Jill Simeone
Jill Simeone
General Counsel – North America

cc:	Jessica Kane
Craig Slivka
Securities and Exchange Commission
Division of Corporation Finance

Robert M. Chilstrom
Skadden, Arps, Slate, Meagher & Flom LLP